Exhibit 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BYLAWS
OF
CHEMBIO DIAGNOSTICS, INC.

This First Amendment (this “First Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of Chembio Diagnostics, Inc., a Nevada corporation (the “Corporation”), was approved by the Board of Directors of the Corporation (the “Board”) on June 10, 2021. In accordance with Article IX of the Bylaws, this First Amendment is effective as of June 10, 2021.

Whereas, the Board adopted the Bylaws as of September 17, 2018;

Whereas, pursuant to Article IX of the Bylaws, the Board currently has the exclusive power to amend or repeal the Bylaws or to adopt new bylaws; and

Whereas, the Board wishes to permit the amendment of the Bylaws not only by action of the Board, but also by action of the holders of at least two-thirds of the outstanding shares of capital stock;

Now, Therefore, the Bylaws are hereby amended as follows:

1.          Amendment. Article IX of the Bylaws is hereby amended and restated as follows:

“ARTICLE IX

AMENDMENT OF BYLAWS

Section 1.          By Board. These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present.

Section 2.          By Stockholders. These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, by the affirmative vote of the holders of at least two-thirds of the shares of capital stock of the Corporation issued, outstanding and entitled to vote at any Annual Meeting or Special Meeting, provided notice of such alteration, amendment or repeal, or of such adoption of new Bylaws, shall have been stated in the notice of such Annual Meeting or Special Meeting.”

2.          Miscellaneous. Except as expressly amended hereby, the Bylaws shall remain in full force and effect and are hereby ratified and confirmed in all respects.